# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SPORTRADAR GROUP AG, CIK 0001836470
CUSIP: H8088L103
Title of class of securities: Class A Ordinary Shares, nominal value CHF 0.10 per share
Address of issuer's principal executive offices: Feldlistrasse 2, St. Gallen, Switzerland (V8), CH-9000
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001698264

## Reporting persons
- Technology Crossover Management IX, Ltd.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 29,203,147; shared voting power 0; sole dispositive power 29,203,147; shared dispositive power 0; aggregate amount beneficially owned 29,203,147 (13.2% of the class)
  Comment: The reported percentage in row 11 is calculated based on 221,390,294 shares of Class A Ordinary Shares outstanding as of April 21, 2025, as reported in the Issuer's prospectus supplement filed with the Securities and Exchange Commission on April 24, 2025.
- Technology Crossover Management IX, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 27,872,089; shared voting power 0; sole dispositive power 27,872,089; shared dispositive power 0; aggregate amount beneficially owned 27,872,089 (12.6% of the class)
  Comment: The reported percentage in row 11 is calculated based on 221,390,294 shares of Class A Ordinary Shares outstanding as of April 21, 2025, as reported in the Issuer's prospectus supplement filed with the Securities and Exchange Commission on April 24, 2025.
- TCV IX, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 17,146,077; shared voting power 0; sole dispositive power 17,146,077; shared dispositive power 0; aggregate amount beneficially owned 17,146,077 (7.7% of the class)
  Comment: The reported percentage in row 11 is calculated based on 221,390,294 shares of Class A Ordinary Shares outstanding as of April 21, 2025, as reported in the Issuer's prospectus supplement filed with the Securities and Exchange Commission on April 24, 2025.
- TCV IX (A), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 4,837,995; shared voting power 0; sole dispositive power 4,837,995; shared dispositive power 0; aggregate amount beneficially owned 4,837,995 (2.2% of the class)
  Comment: The reported percentage in row 11 is calculated based on 221,390,294 shares of Class A Ordinary Shares outstanding as of April 21, 2025, as reported in the Issuer's prospectus supplement filed with the Securities and Exchange Commission on April 24, 2025.
- TCV IX (B), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 915,729; shared voting power 0; sole dispositive power 915,729; shared dispositive power 0; aggregate amount beneficially owned 915,729 (0.4% of the class)
  Comment: The reported percentage in row 11 is calculated based on 221,390,294 shares of Class A Ordinary Shares outstanding as of April 21, 2025, as reported in the Issuer's prospectus supplement filed with the Securities and Exchange Commission on April 24, 2025.
- TCV Member Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 1,331,058; shared voting power 0; sole dispositive power 1,331,058; shared dispositive power 0; aggregate amount beneficially owned 1,331,058 (0.6% of the class)
  Comment: The reported percentage in row 11 is calculated based on 221,390,294 shares of Class A Ordinary Shares outstanding as of April 21, 2025, as reported in the Issuer's prospectus supplement filed with the Securities and Exchange Commission on April 24, 2025.
- TCV Sports, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 4,972,288; shared voting power 0; sole dispositive power 4,972,288; shared dispositive power 0; aggregate amount beneficially owned 4,972,288 (2.2% of the class)
  Comment: The reported percentage in row 11 is calculated based on 221,390,294 shares of Class A Ordinary Shares outstanding as of April 21, 2025, as reported in the Issuer's prospectus supplement filed with the Securities and Exchange Commission on April 24, 2025.
- TCV IX Sports Corp.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 29,203,147; shared voting power 0; sole dispositive power 29,203,147; shared dispositive power 0; aggregate amount beneficially owned 29,203,147 (13.2% of the class)
  Comment: The reported percentage in row 11 is calculated based on 221,390,294 shares of Class A Ordinary Shares outstanding as of April 21, 2025, as reported in the Issuer's prospectus supplement filed with the Securities and Exchange Commission on April 24, 2025.

## Item 1. Issuer
Name of issuer: SPORTRADAR GROUP AG
Address of issuer's principal executive offices: Feldlistrasse 2, CH-9000 St. Gallen, Switzerland

## Item 2. Person Filing
Name of person filing:
This statement is being filed by (1) Technology Crossover Management IX, Ltd., a Cayman Islands exempted company ("Management IX"), (2) Technology Crossover Management IX, L.P., a Cayman Islands exempted limited partnership ("TCM IX"), (3) TCV IX, L.P., a Cayman Islands exempted limited partnership ("TCV IX"), (4) TCV IX (A), L.P., a Cayman Islands exempted limited partnership ("TCV IX (A)"), (5) TCV IX (B), L.P., a Cayman Islands exempted limited partnership ("TCV IX (B)"), (6) TCV Member Fund, L.P., a Cayman Islands exempted limited partnership ("Member Fund"), (7) TCV Sports, L.P., a Cayman Islands exempted limited partnership ("TCV Sports") and (8) TCV IX Sports Corp., a Cayman Islands corporation ("TCV IX Sports"). The foregoing entities are collectively referred to herein as the "Reporting Persons."

The responses of the Reporting Persons to rows 5 through 9 and 11 of the cover pages of this Schedule 13G are incorporated herein by reference.

TCV IX Sports is the direct beneficial holder of 29,203,147 Class A Ordinary Shares. TCV IX Sports has the sole power to dispose or direct the disposition of the Class A Ordinary Shares that it holds directly and has the sole power to vote or direct the vote of such shares. Each of TCV IX, TCV IX (A), TCV IX (B), Member Fund and TCV Sports (collectively, the "TCV Entities"), as indirect beneficial holders of the Class A Ordinary Shares held directly by TCV IX Sports, and Management IX, as the ultimate general partner of the TCV Entities, may be deemed to have the sole power to dispose or direct the disposition of the shares held by TCV IX Sports and have the sole power to direct the vote of such Class A Ordinary Shares. TCM IX, as the direct general partner of TCV IX, TCV IX (A), TCV IX (B) and TCV Sports (collectively, the "TCV IX Funds"), may also be deemed to have sole power to dispose or direct the disposition of the Class A Ordinary Shares indirectly held by the TCV IX Funds and have the sole power to direct the vote of such Class A Ordinary Shares. Each of Management IX, TCM IX and the TCV Entities disclaim beneficial ownership of the Class A Ordinary Shares owned TCV IX Sports, except to the extent of their respective pecuniary interests therein.

The Reporting Persons may be deemed to be acting as a group in relation to their respective holdings in the Issuer but do not affirm the existence of any such group.

Except as set forth in this Item 2, each of the Reporting Persons disclaims beneficial ownership of any Class A Ordinary Shares owned beneficially or of record by any other Reporting Person.
Address of principal business office or, if none, residence:
The mailing address for each of the Reporting Persons is:
c/o TCV
250 Middlefield Road
Menlo Park, California 94025
Citizenship: See response to row 4 of each of the cover pages and Item 2(a) above.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See responses to row 9 on each cover page hereto which, together with the information set forth in Item 2 of this statement, are incorporated by reference into this Item 4.
Percent of class: See responses to row 11 on each cover page.
Sole power to vote or to direct the vote: See responses to row 5 on each cover page.
Shared power to vote or to direct the vote: See responses to row 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to row 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to row 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Item 2 above.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit
Exhibit 99.1: Agreement of Joint Filing (filed herewith).

## Signatures
- Technology Crossover Management IX, Ltd.: /s/ Frederic D. Fenton, Frederic D. Fenton/Authorized Signatory (07/18/2025)
- Technology Crossover Management IX, L.P.: /s/ Frederic D. Fenton, Frederic D. Fenton/Authorized Signatory (07/18/2025)
- TCV IX, L.P.: /s/ Frederic D. Fenton, Frederic D. Fenton/Authorized Signatory (07/18/2025)
- TCV IX (A), L.P.: /s/ Frederic D. Fenton, Frederic D. Fenton/Authorized Signatory (07/18/2025)
- TCV IX (B), L.P.: /s/ Frederic D. Fenton, Frederic D. Fenton/Authorized Signatory (07/18/2025)
- TCV Member Fund, L.P.: /s/ Frederic D. Fenton, Frederic D. Fenton/Authorized Signatory (07/18/2025)
- TCV Sports, L.P.: /s/ Frederic D. Fenton, Frederic D. Fenton/Authorized Signatory (07/18/2025)
- TCV IX Sports Corp.: /s/ Frederic D. Fenton, Frederic D. Fenton/Authorized Signatory (07/18/2025)